Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2009	2008	2007	2006	2005
Earnings from continuing operations	$ 106,308	$ 102,141	$ 151,789	$ 74,670	$ 182,978
Equity income (loss) and dividends from investees	19,023	10,648	(84,327)	6,201	(77,765)
Income tax expense	9,579	18,457	70,772	42,049	115,951
Earnings from continuing operations before income taxes	$ 134,910	$ 131,246	$ 138,234	$ 122,920	$ 221,164
Fixed charges:					
Interest, long-term debt	$ 65,636	$ 53,969	$ 39,903	$ 40,138	$ 35,780
Interest, other (including interest on short-term debt)	9,695	15,831	9,236	5,111	3,260
Amortization of debt expense, premium, net	1,897	2,242	1,972	1,867	2,399
Portion of rentals representative of an interest factor	536	523	558	506	284
Interest of capitalized lease	1,545	-	-	-	-
Total fixed charges	$ 79,309	$ 72,565	$ 51,669	$ 47,622	$ 41,723
Earnings from continuing operations before income taxes	$ 134,910	$ 131,246	$ 138,234	$ 122,920	$ 221,164
Plus: total fixed charges from above	79,309	72,565	51,669	47,622	41,723
Plus: amortization of capitalized interest	407	407	407	407	407
Earnings from continuing operations before income taxes and fixed charges	$ 214,626	$ 204,218	$ 190,310	$ 170,949	$ 263,294
Ratio of earnings to fixed charges	2.71 x	2.81 x	3.68 x	3.59 x	6.31 x
Total fixed charges from above	$ 79,309	$ 72,565	$ 51,669	$ 47,622	$ 41,723
Preferred stock dividends	50	55	480	1,772	1,922
Total fixed charges and preferred stock dividends	$ 79,359	$ 72,620	$ 52,149	$ 49,394	$ 43,645
Ratio of earnings to combined fixed charges and preferred stock dividends	2.70 x	2.81 x	3.65 x	3.46 x	6.03 x